UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: January 21, 2020

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the new release which appears immediately following this page.

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

21 January 2020

News Release

UBS announces agreement to sell a majority stake in UBS Fondcenter, its B2B fund distribution platform, to Clearstream

UBS Fondcenter will be combined with Clearstream's Fund Desk to create a leading global B2B fund distribution platform with approximately USD 230bn in Assets under Administration (AuA).

As part of the transaction, UBS and Clearstream will enter into long-term commercial cooperation arrangements.

Increased scale and breadth of capabilities and extended local presence are expected to provide a compelling proposition for distributors and fund providers.

Upon closing, which is currently expected in the second half of 2020, UBS expects to recognize a post-tax gain of approximately USD 600 million and CET1 capital increase of approximately USD 400 million.

Zurich / Basel, 21 January 2020 – UBS Group AG and UBS AG today announce that UBS has agreed to sell a majority stake (51.2%) in UBS Fondcenter ('Fondcenter'), part of its Asset Management business division (’UBS AM’), to Clearstream, Deutsche Börse Group's post-trade services provider. Upon closing of the transaction, Fondcenter will be combined with Clearstream's Fund Desk business, creating a top two B2B fund distribution platform with a presence in Europe, Switzerland and Asia. UBS will initially retain a minority (48.8%) shareholding in the combined business and will enter into an agreement under which it may sell its remaining shareholding to Clearstream at a later time.

The newly-combined business, to be called Fondcenter, will have over USD 230 billion in AuA and connect approximately 340 distribution partners with more than 450 fund providers, with over 75,000 investment funds and share classes available globally. As part of the transaction, UBS and Clearstream will enter into long-term commercial cooperation arrangements for the provision of services to UBS's Global Wealth Management and Asset Management business divisions and the Corporate and Institutional Clients unit of Personal & Corporate Banking.

Sergio P. Ermotti, CEO UBS Group AG, said: "We are delighted to reach this agreement with Clearstream, building on the successful relationship we have had with them and Deutsche Börse Group for many years. Through this transaction, and our long-term cooperation arrangements, we can achieve greater scale and breadth of offering for our clients and create significant value for our shareholders."

Commenting on the transaction, UBS AM President, Suni Harford, said: “With the increased breadth of capabilities and Clearstream's long-term commitment to develop the combined business, we are creating a highly compelling proposition for our clients." She added: "At the same time, this move enables us to further focus the Asset Management business on the execution of our strategic priorities to drive further profitable growth.”

The employees of Fondcenter will transfer to Clearstream as part of the sale and the management team will take senior positions within the combined business, providing continuity for clients and fund providers.

UBS Group AG, News Release, 21 January-2020                                                                                                                                 Page 1 of 2

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

The transaction is subject to customary closing conditions and is expected to close in the second half of 2020. Upon closing, UBS expects to recognize a post-tax gain of approximately USD 600 million and a CET1 capital increase of approximately USD 400 million UBS will deconsolidate Fondcenter and account for its minority interest as an investment in an associate.

UBS Group AG and UBS AG

Investor contact

Switzerland:    +41-44-234 41 00

Media contact

Switzerland:    +41-44-234 85 00

UK:                 +44-207-567 47 14

Americas:        +1-212-882 58 58

APAC:             +852-297-1 82 00

www.ubs.com/media

Notice to investors

This document and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS’s third quarter 2019 report and its Annual Report on Form 20-F for the year ended 31 December 2018 for additional information. These reports are available at www.ubs.com/investors.

Cautionary statement regarding forward-looking statements

This document contains statements that constitute forward-looking statements. While these statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. Additional information about those factors is set forth in documents furnished and filings made by UBS with the US Securities and Exchange Commission, including the third quarter 2019 report and the Annual Report on Form 20-F for the year ended 31 December 2018. UBS undertakes no obligation to update the information contained herein. UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS, and UBS accepts no liability whatsoever for the actions of third parties in this respect.

UBS Group AG, News Release, 21 January-2020                                                                                                                                Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

Date:  January 21, 2020